UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

For the transition period from              to

Commission File No: 001-14953

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UICI

9151 Grapevine Highway
North Richland Hills, Texas 76180

REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

2.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003.

3.	Schedule of Assets (Held at Year End).

4.	Schedule of Reportable Transactions.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

By:	/s/ ALAN D. TRACY	June 23, 2005

Alan D. Tracy
Authorized member of the Administrative Committee

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
UICI Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UICI Employee Stock Ownership and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WHITLEY PENN

Fort Worth, Texas
April 22, 2005

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2004	2003
ASSETS:
Investments, at fair value:
UICI Common Stock	$97,171,604	$43,517,219
The Munder Cash Investment Fund Class K	6,361,607	7,042,123
Fidelity Advisor Intermediate Bond Fund, Institutional Class	1,622,901	1,613,659
Dreyfus 100% Treasury Intermediate Term Fund	1,117,796	1,225,817
Janus Balanced Fund	—	3,723,088
Van Kampen Equity and Income Fund A	3,866,520	—
Van Kampen Comstock Fund A	417,683	—
Federated Max-Cap Index Fund, Institutional Shares	2,098,319	2,073,658
Fidelity Advisor Equity Growth Fund, Institutional Class	2,574,025	2,665,401
Fidelity Advisor Mid Cap Fund T	2,668,097	—
Franklin Small-Mid Cap Growth I Fund	—	2,289,033
William Blair Small Cap Growth Fund N	879,952	—
Templeton Foreign A Fund	576,467	210,506
Participant loans	2,092,014	1,867,690
Investments at fair value, closed to new participant contributions:
Janus Money Market Fund Institutional Shares	233,871	—
AMLI Residential Properties Trust	590,208	574,914

Total investments	122,271,064	66,803,108
Cash	20,736	144,334
Accrued investment income	80,334	9,481
Participant contributions receivable	556,048	334,686
Employer contributions receivable	602,670	367,210

Total assets	123,530,852	67,658,819

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$123,530,852	$67,658,819

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

	2004	2003
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$632,202	$378,861
Net appreciation (depreciation) in fair value of investments	63,569,772	(4,451,324)

Total investment income	64,201,974	(4,072,463)

Class action recovery (Note I)	433,055	—

Contributions:
Employer	5,658,027	5,620,247
Participant	5,665,736	5,631,779
Rollovers and plan to plan transfers	485,543	1,613,084

Total contributions	11,809,306	12,865,110

Total additions	76,444,335	8,792,647

DEDUCTIONS FROM NET ASSETS:
Payments to participants	20,572,302	5,449,070

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	55,872,033	3,343,577

NET ASSETS AVAILABLE FOR BENEFITS
At beginning of year	67,658,819	64,315,242

At end of year	$123,530,852	$67,658,819

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

A. DESCRIPTION OF PLAN

The following description of the UICI Employee Stock Ownership and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and other plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by and available to employees of UICI and its participating affiliated companies (the “Company”). The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited for their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified deferred arrangement, as described in Section 401(k) of the Code. The Plan also has features of an employee stock ownership plan (“ESOP”), whereby employer contributions are invested in UICI common stock (the “Company’s stock”). The Plan and the Trust created thereunder became effective January 1, 1987, and are subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by Administrative and Investment Committees appointed by the Company’s Board of Directors (the “Board”). Comerica Bank — Texas serves as the Plan’s directed trustee and recordkeeper.

Eligibility

Employees of the Company who are at least 18 years of age participate in the Plan upon completing one calendar quarter of service.

Contributions

Participants may reduce their compensation by any whole percentage and contribute the reduction to the Plan (“salary deferrals”). Salary deferrals cannot exceed the limit provided in the Code of $13,000 for 2004 and $12,000 for 2003. Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional “catch-up” contributions of $3,000 for 2004 and $2,000 for 2003. Catch-up contributions effectively increase the salary deferral limit for qualified participants from $13,000 to $16,000 for 2004 and from $12,000 to $14,000 for 2003.

Salary deferral percentages may be changed quarterly. Participant contributions may also include rollovers and transfers from other qualified plans maintained by the participants’ former employers.

The Company is required to contribute an amount equal to 1% of participants’ annual compensation (“supplemental contributions”) and may contribute a larger percentage at its discretion. The Company set the level of supplemental contributions at 3% of annual compensation for 2004 and 2003. Matching contributions may also be made by the Company at the discretion of the Board. For 2004 and 2003, the Company matched one-half of a participant’s salary deferral of 6% or less.

Monthly matching and supplemental contributions received by the Trust are invested in Company stock or used to repay an outstanding ESOP Loan. If the Trust utilizes an ESOP Loan to leverage the purchase of Company stock, the acquired shares are deposited in an Unallocated Company Stock Account and held as collateral for the ESOP Loan. As loan repayments are made from matching and supplemental contributions received, shares of the Company’s stock are released from the Unallocated Company Stock Account, deposited in the UICI Common Stock Fund, and allocated to

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

participants’ accounts. The number of shares released is determined under federal laws governing the administration of ESOPs.

All contributions to the Plan may not be in excess of limits provided in the Code.

Participant Directed Accounts

Participants have the right to direct the investment of their salary deferral accounts and their rollover or plan transfer accounts. Participants may invest in one or more of the investment options selected by the Investment Committee. Participants may realign invested balances daily if desired.

On October 4, 2002, the investment committee decided to discontinue offering the common             shares of AMLI Residential Properties Trust (AML) as an investment option for new participant contributions. However, participants may continue to hold existing AML investments.

Non-Participant Directed Accounts

Participant direction rights do not extend to matching and supplemental contribution accounts, which are invested by the Investment Committee in the Company’s stock or used to repay any outstanding ESOP loan.

Employee Stock Ownership Component of the Plan (ESOP)

The portion of the Plan invested in the Company’s stock is designated as an employee stock ownership plan (ESOP). In the event the Company declares and pays a dividend on Company stock, the Company shall designate a method to be used to pay the dividend on the shares of Company stock held by Plan participants. The Company may choose to pay the dividend in cash directly to the participants or allow the participants to elect whether to receive the dividend in cash or reinvest the dividend in shares of Company stock. In September of 2004, the Company declared and elected to pay a dividend on Company stock amounting to $707,537 for plan participants directly to participants in cash. These dividends bypassed the Plan and were paid directly to participants and, therefore, are not included in “Dividends and interest” on the Statement of Changes in Net Assets Available for Benefits. However, the Plan received and reinvested in shares of Company stock the dividend of $34,667 attributable to unallocated shares of Company stock in forfeiture accounts held for annual reallocation to participants. This dividend on unallocated shares of Company stock is included in “Dividends and interest” on the Statement of Changes in Net Assets Available for Benefits.

Investment Options

Investment options available to participants as of December 31, 2004 are as follows:

Single Securities –

•	UICI Common Stock – An employer security (NYSE: UCI).

Mutual Funds –

•	The Munder Cash Investment Fund Class K

•	Fidelity Advisor Intermediate Bond Fund, Institutional Class

•	Dreyfus 100% Treasury Intermediate Term Fund

•	Van Kampen Equity and Income Fund A

•	Van Kampen Comstock Fund A

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

•	Federated Max-Cap Index Fund, Institutional Shares

•	Fidelity Advisor Equity Growth Fund, Institutional Class

•	Fidelity Advisor Mid Cap Fund T

•	William Blair Small Cap Growth Fund N

•	Templeton Foreign A Fund

Participant Loans

Plan loans are available to active participants. Participants may have only one loan outstanding at any time and may borrow no less than $1,000. Investments in a participant’s salary deferral, rollover, and transfer accounts will be sold to fund a requested Plan loan. The amount a participant may borrow is generally limited to the lesser of (a) 100% of their salary deferral, rollover, and transfer accounts, (b) 50% of the vested balance of all accounts, or (c) $50,000. Loans are to be repaid in level installments through payroll deduction over a period of not less than one year or greater than five years. Interest will be charged at a commercially reasonable rate and fixed at the time of the loan. The interest rate charged ranges from 5% to 6% on loans outstanding as of December 31, 2004.

Earnings Allocation

Plan earnings and market appreciation (depreciation) are allocated to participants’ accounts daily based on individual account balances.

Vesting

Participants’ contributions to the Plan and investment earnings or losses thereon are fully vested at the time of contribution. The number of years of service required to vest in Company matching and supplemental contributions and investment earnings or losses thereon is as follows.

Number of completed years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Participants automatically become fully vested when they attain the age of 65 or in the event they die or become permanently and totally disabled while employed by the Company.

Payment of Benefits

Benefits are payable to participants (or their beneficiary) upon termination of employment, normal retirement at age 65, total disability, or death. Participants employed by the Company may also request benefits after attaining age 59 1/2 or upon financial hardship as defined by the Internal Revenue Service. Benefit distributions are to be paid in whole shares of the Company’s stock plus cash for the participant’s other investment funds, including fractional shares of the Company’s stock. However, participants may elect to receive cash in lieu of shares of the Company’s stock.

As of December 31, 2004, distribution requests from 53 participants were in process and had not been paid. All 53 requested distributions were subsequently paid by March 18, 2005 totaling $45,000.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

As of December 31, 2003, distribution requests from 62 participants were in process and had not been paid. All 62 requested distributions were subsequently paid by January 20, 2004 totaling $1,472,450.

Cash Out Rules

After satisfying certain advance notice requirements, plans are allowed to distribute vested benefits to participants who terminate with vested balances of less than $5,000. If a terminated participant’s vested balance is over $5,000, the vested benefit generally cannot be paid by the Plan until requested by the Participant. An exception to this general rule allows the Plan to cash-out terminated participants with vested balances greater than $5,000 when the excess is attributable to balances in the Participant’s non-forfeitable rollover and transfer accounts.

Reallocation of Non-Vested Balances

The non-vested portion of matching and supplemental contribution accounts of a withdrawing participant are forfeited when the participant receives a distribution of vested benefits or five years after the participants withdraws from the Plan, whichever is earlier. If a participant received a distribution of vested benefits before January 1, 2000 and is rehired by the Company within five years, the non-vested amounts, if any, are restored to an account for the returning participant. Rehired participants that received a distribution of vested benefits on or after January 1, 2000 will be required to repay the distribution before non-vested benefits are restored to their accounts.

The non-vested portions forfeited by participants during a plan year are reallocated to participants who are employed by the Company on the last day of the plan year or who died or retired during the plan year. The allocation is made based on participants’ annual compensation for the plan year. Annual compensation used in this allocation is limited for any one participant to $75,000 and $40,000 for the 2004 and 2003 plan years, respectively. Limiting compensation results in a more uniform forfeiture allocation among all participants. The value of 2004 and 2003 forfeitures at the end of each plan year were $3,158,000 and $938,000, respectively.

Diversification of ESOP Accounts

Participants who are at least 55 years of age and have participated in the Plan for at least ten years may diversify specified portions of the Company’s stock held in their ESOP accounts. Diversification may be accomplished 1) by realigning the specified portion of the ESOP accounts in any combination of the other investment funds available in the Plan or 2) by requesting a distribution of the specified portion from the ESOP accounts. The election is available to qualifying participants for a limited number of years and must be made within the first 90 days of the year.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

Investments

Investments are stated at estimated fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are accrued in the period in which they are deducted in accordance with salary deferral arrangements and as they become obligations of the Company. Contributions exceeding allowable limits in the Code are accrued as liabilities due to participants in the year the contributions were originally received.

Payment of Benefits

Benefits are recorded when paid. Benefits paid to participants using marketable securities are accounted for at market value on the date of distribution.

Risks and Uncertainties

Invested funds are exposed to various risks, such as interest rate, market, and credit risks. The nature and level of risks differ between stocks, bonds, or other investment securities. Changes in risks in the near term may materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan Expenses

The Plan bears no costs of plan administration. Certain administrative functions are performed by employees of the Company, including members of the Administrative and Investment Committees, without compensation from the Plan. Fees charged by the Plan’s outside legal counsel and independent registered public accounting firm plus the administration fees charged by the trustee and recordkeeper are borne by the Company.

C. INVESTMENTS

Individual investments with market values greater than 5% of net assets available for benefits on December 31, 2004 and 2003 are as follows:

2004
UICI Common Stock	$97,171,604
The Munder Cash Investment Fund Class K	6,361,607

Total	$103,533,211

2003
UICI Common Stock	$43,517,219
Janus Balanced Fund	3,723,088
The Munder Cash Investment Fund Class K	7,042,123

Total	$54,282,430

At December 31, 2004 and 2003, the percentage of the Plan’s investments held in the Company’s stock was 79.5% and 65.1%, respectively. The 2,866,419 allocated shares of the Company’s stock held by the Plan on December 31, 2004 represents 6.3% of the 45,715,144 UICI common shares outstanding on that date.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

During the years ended December 31, 2004 and 2003, the Plan’s investments appreciated (depreciated) in value as indicated in the following tables. The appreciated (depreciated) amounts include gains and losses on investments bought and sold as well as held during the year.

	2004	2003
Mutual Funds	$963,802		$2,025,219
AMLI Residential Properties Trust	100,135		119,697
UICI Common Stock Fund	62,505,835		(6,596,240)

Total appreciation (depreciation)	$63,569,772	$	(4,451,324)

D. NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets available for benefits relating to non-participant directed investments on December 31, 2004 and 2003 are as follows:

	2004	2003
ASSETS:
Investments in UICI Common Stock, at fair value	$83,579,728	$36,748,144
Accrued investment income	25,000	—
Employer contributions receivable	602,670	367,210

NET ASSETS AVAILABLE FOR BENEFITS	$84,207,398	$37,115,354

The changes in net assets available for benefits during 2004 and 2003 relating to non-participant directed investments are as follows:

	2004	2003
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$34,667	$—
Net appreciation (depreciation) in fair value of investments	53,236,911	(5,599,488)
Other additions:
Employer contributions	5,658,027	5,620,247

Total additions	58,959,605	20,759

DEDUCTIONS FROM NET ASSETS:
Payments to participants	11,837,561	3,156,709

NET INCREASE (DECREASE)	47,092,044	(3,135,950)

NET ASSETS AVAILABLE FOR BENEFITS
At beginning of year	37,115,354	40,251,304

At end of year	$84,207,398	$37,115,354

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

E. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

F. TAX STATUS

The Plan last obtained a determination letter dated July 15, 2002 in which the Internal Revenue Service concluded that the Plan, as then designed, was a qualified plan under Section 401(a) and was an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan’s most recent determination letter was issued on the Plan and Trust as amended and restated effective January 1, 2001 and considered the qualification requirements of enacted law prior to the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan has been amended since receiving the most recent determination letter. The Company and the Plan’s legal counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Code.

Contributions to the Plan and any income thereon are not subject to income taxes until distributed to participants by the Plan. The amount of income tax participants or their beneficiaries must pay upon distribution of benefits is prescribed by the Code and is dependent upon the method and form of distribution.

G. PLAN AMENDMENTS AND INVESTMENT CHANGES

On December 17, 2003, the Plan amended the minimum distribution rules that apply to participants who have attained the age of 70 1/2. The amendment was adopted to comply with recently issued Treasury Regulations and was effective for the 2003 plan year.

Effective in January of 2004, the Investment Committee replaced two investments and added two new investments increasing to eleven the number of investment options available to participants. The Van Kampen Equity and Income Fund A replaced the Janus Balanced Fund while the Fidelity Advisor Mid-Cap Fund T replaced the Franklin Small-Mid Cap Growth I Fund. Existing investments in the Janus and Franklin funds were transferred to their respective replacement funds. The new investment options added are the William Blair Small Cap Growth Fund N and the Van Kampen Comstock Fund A.

The Company paid a dividend on its common stock for the first time in September of 2004. The Plan was amended on August 17, 2004, prior to the declaration of this dividend, to add the provisions necessary to allow the Company a tax deduction for dividends paid to participants pursuant to Section 404(k). The Company, at its discretion, may cause the dividends to be paid in cash to the participants or provide participants a choice of receiving the dividend in cash or reinvesting the cash dividend in Company stock. In addition, if given the choice and a participant elects to reinvest the dividend, the Company stock acquired shall be deposited in a separate non-forfeitable account for the participant.

On January 14, 2005, the Plan was amended to increase the maximum compensation used in the reallocation formula for forfeited non-vested benefits from $40,000 to $75,000. At the same time, a supplement was added to the Plan to memorialize the method used to allocate the funds recovered from the class action settlement (See Note I).

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

H. ASSET TRANSFERS

Effective February 28, 2002, the Company acquired all of the outstanding stock of two corporations the Company collectively identifies as its “Star HRG” unit. The Star HRG unit specializes in the marketing and administration of limited benefit plans for entry level, high turnover, hourly employees. Star HRG maintained a retirement plan for its employees. On March 4, 2003, participant accounts with an aggregate value of $1,312,214 in the Star HRG plan were received by and merged into the Plan.

I. CLASS ACTION RECOVERY

In March of 2003, the Trustee filed a class-action claim in the Silver Case (described herein). The Trust is a member of the affected Class and filed the claim on behalf of Plan participants to recover the Trust’s share of the Settlement Fund.

On or after December 16, 1999, several security class actions were filed against the Company and its executive officers. These separate class actions were subsequently consolidated into one class action entitled Silver v. UICI, et al (the “Silver Case”). The Company proposed a settlement of the Silver Case that created a fund of $16 million (the “Settlement Fund”) for the benefit of stockholders who purchased shares of the Company from February 10, 1999 through December 9, 1999 (the “Class” and “Class Period”). The Settlement Fund accrued interest for the benefit of the Class. Final settlement of the Silver Case and distribution of the Settlement Fund was conditioned upon the occurrence of certain events that have subsequently occurred. Administrative costs and plaintiff attorneys’ fees were paid from the Settlement Fund with the balance distributed to the Class according to a plan of allocation that is based on claims filed by members of the Class.

The Trust received $433,055 in August of 2004 representing its share of the Settlement Fund. The settlement received by the Trust was allocated to current and former participants who participated in the Plan during the Class Period using a plan of allocation that mirrors the plan of allocation used in the Silver Case. Current participants received $199,977 of the Settlement Fund in a non-forfeitable account. The Plan is currently in the process of locating former participants who were allocated $233,078 of the Settlement Fund. The funds allocated to former participants are currently invested in the Janus Money Market Fund Institutional Shares. Former participants will be paid their allocations in cash.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
– SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2004

FEIN: 75-2044750

PLAN NUMBER: 001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Non-Participant-directed
*	UICI Common Stock	2,465,479 common shares	$29,331,955	$83,579,728
	Participant-directed
*	UICI Common Stock	400,940 common shares	—	13,591,876
*	AMLI Residential Properties Trust	18,444 trust shares	—	590,208
	The Munder Cash Investment Fund Class K	6,361,607 mutual fund shares	—	6,361,607
	Janus Money Market Fund Institutional Shares	233,871 mutual fund shares	—	233,871
	Fidelity Advisor Intermediate Bond Fund, Institutional Class	145,552 mutual fund shares	—	1,622,901
	Dreyfus 100% Treasury Intermediate Term Fund	88,363 mutual fund shares	—	1,117,796
	Van Kampen Equity and Income Fund A	448,552 mutual fund shares	—	3,866,520
	Van Kampen Comstock Fund A	22,565 mutual fund shares	—	417,683
	Federated Max-Cap Index Fund, Institutional Shares	85,646 mutual fund shares	—	2,098,319
	Fidelity Advisor Equity Growth Fund, Institutional Class	53,581 mutual fund shares	—	2,574,025
	Fidelity Advisor Mid Cap Fund T	105,793 mutual fund shares	—	2,668,097
	Templeton Foreign A Fund	46,867 mutual fund shares	—	576,467
	William Blair Small Cap Growth Fund N	34,199 mutual fund shares	—	879,952
*	Participant loans at prime plus 1 percent
	(ranging from 5% to 6% on outstanding loans as of December 31, 2004)		-0-	2,092,014

	Total investments			$122,271,064

Column (d) is not applicable for participant-directed individual accounts.

* Indicates a party-in-interest.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j
– SCHEDULE OF REPORTABLE TRANSACTIONS

(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)

DECEMBER 31, 2004

FEIN: 75-2044750

PLAN NUMBER: 001

					(h) Current
					value on
		(c) Purchase	(d) Selling		transaction
(a) Identity of party	(b) Description of investment	price	price	(g) Cost	date	(i) Net gain
General public	UICI common stock	$8,838,334	—	$8,838,334	$8,838,334	—
General public	UICI common stock	—	$14,215,027	$6,795,936	$14,215,027	$7,419,091

Columns (e) and (f) are not applicable.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in Registration Statement Nos. 33-11323 and 333-19891 of UICI on Form S-8 of our report dated April 22, 2005, appearing in this Annual Report on Form 11-K of the UICI Employee Stock Ownership and Savings Plan for the years ended December 31, 2004 and 2003.

/s/ WHITLEY PENN

April 22, 2005